Exhibit 99.2

Third Quarter 2014

Earnings Conference Call

November 19, 2014

Constellium

Forward-looking statements

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All statements that reflect Constellium’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements. These statements reflect beliefs and assumptions that are based on Constellium’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets; others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, Constellium’s ability to implement its business strategy, including its productivity and cost reduction initiatives; the possibility of unplanned business interruptions and equipment failure; adverse conditions and disruptions in regional and global economies, including Europe and North America; the risk that certain assumptions with respect to Wise Metals or the pending acquisition of Wise Metals could prove to be inaccurate; the risk that certain assumptions with respect to Constellium’s pending joint venture with UACJ could prove to be inaccurate; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in prior and subsequent reports filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), including the Form 6-K furnished with the SEC on October 3, 2014. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Constellium Third Quarter 2014 – Earnings Call 2

Non-GAAP measures

This presentation includes information regarding certain non-GAAP financial measures, including , Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Constellium Third Quarter 2014 – Earnings Call 3

Pierre Vareille

Chief Executive Officer

Constellium

Q3 2014 Highlights (% change Q3 2014 vs Q3 2013)

Adjusted EBITDA of €72 million, up 13%

Shipments of 266k metric tons, up 4%

Revenues: €927 million, up 8% (on a like-for-like* basis up 3%)

Continued strong performance in P&ARP and AS&I

A&T results below expectations due to operational challenges and capacity constraints

Automotive Structures exhibiting robust growth

Body-in-White expansion projects progressing on track; very strong demand outlook

Continued improvement in net trade working capital and days sales outstanding (4 days reduction from Q3 2013)

*Excluding LME metal price changes and currency exchange rates

Constellium Third Quarter 2014 – Earnings Call 5

Packaging and Automotive Rolled Products Segment

Segment Outlook/Mix

Solid shipments of 158 kt in Q3 2014 up 4% from 152 kt in Q3 2013

Continued strong growth in Body-in-White demand in Europe and U.S.

Constellium Recent Developments

Excellent operational performance at Neuf-Brisach

Continued solid packaging demand

Body-in-White shipments increased +82% from Q3 2013

Body-in-White projects in Singen, Neuf-Brisach and Bowling Green on schedule

Announced Rexam contract in connection with conversion of its Spanish can plants from steel to aluminum

Impact of metal premiums at €2 million Q3/Q3; €4 million YTD 2014

Constellium Third Quarter 2014 – Earnings Call 6

Aerospace and Transportation Segment

Segment Outlook/Mix

Solid demand in aerospace market with majority of business under long term contracts

Q3 Segment shipments of 60 kt in Q3 2014 down 3% from 62 kt in 3Q 2014

Constellium Recent Developments

Reported Q3 results similar to last year; lower when normalized

Capacity constraints and operational challenges causing results to be below plan

Hot mill outage in Ravenswood during October expected to result in €5 million impact in Q4 to Adjusted EBITDA

Customer program delays may impact 2015 sales of higher value-add products

Renewed operational/supplier arrangement at less favorable rates effective in 2015; estimated annual impact of €10-15 million in Adjusted EBITDA

Metal premiums unfavorable impact at €2 million Q3/Q3; €5 million YTD; favorable FX impact of €4 million

Constellium Third Quarter 2014 – Earnings Call 7

Automotive Structures and Industry Segment

Segment Mix/Outlook

Automotive Structures market demand remains strong

Industry market demand stable

Total shipments of 50 kt in Q3 2014 up from 45 kt in Q3 2013

Constellium Recent Developments

Automotive Structures volume increased 23% compared to Q3 2013

Capacity expansions in Europe, U.S. and China on track

Impact of metal premiums at €3 million Q3/Q3; €5 million YTD

Constellium Third Quarter 2014 – Earnings Call 8

Didier Fontaine

Chief Financial Officer

Constellium

Q3 2014 Segment Performance

AS&I P&ARP A&T

Adjusted EBITDA (€m)

(1)%

19 18

Q3 2013 Q3 2014

10%

30 33

Q3 2013 Q3 2014

12%

16 18

Q3 2013 Q3 2014

Adjusted EBITDA per ton

(1)%

316 313

Q3 2013 Q3 2014

8%

193 208

Q3 2013 Q3 2014

(4)%

352 339

Q3 2013 Q3 2014

Constellium Third Quarter 2014 – Earnings Call 10

Strong Cash Flow From Operating Activities Partially Offset by Higher Capital Expenditures

€ millions

Nine months ended Sept 30, 2014 Nine months ended Sept 30, 2013

Cash flow from operating activities 122 79

Margin calls included in cash flow from operating activities (11) (4)

Cash flow from operating activities excluding margin calls 111 75

Capital expenditure (127) (92)

Adjusted Free Cash Flow (16) (17)

Constellium Third Quarter 2014 – Earnings Call 11

Improving Trade Working Capital Despite Higher LME and Premiums

33 days 29 days

401 373 320 €(22)M 285 295 298

DSOs decreased by 4 days

Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014

Constellium Third Quarter 2014 – Earnings Call 12

Strong Balance Sheet with Enhanced Liquidity

€ millions September 30, 2014

Total Debt (*) 634

Cash and Cash Equivalents 426

Net Debt 208

Net Debt / LTM Adjusted EBITDA 0.7x

Liquidity (**) 746

(*) Including fair value of cross currency interest swap and cash pledged for issuance of guarantees

(**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities

Constellium Third Quarter 2014 – Earnings Call 13

Wise Metals Acquisition Update

Significantly accelerates Constellium’s involvement in the explosive growth of the North American BiW market

Globalizes Constellium’s portfolio / pro forma 2013 North American sales increase from 14% to 30%

Expected return is significantly above Constellium’s cost of capital

Acquisition financing to be announced by early December

Change of control put waiver received from $650 million of Wise 8.75% note holders

HSR regulatory clearance received on Oct 29; transaction expected to close in January 2015

2013 Pro forma Sales by Geography

Other 6%

Asia / Pacific 3%

Other Europe 19%

North America (*) 30%

United Kingdom 8%

France 12%

Germany 22%

(*) formerly 14% excluding Wise

Total 2013 pro forma sales €4.4 billion

Constellium Third Quarter 2014 – Earnings Call 14

Key Takeaways

Q3 2014 Shipments, Revenues and Adjusted EBITDA, up 4%, 8% and 13% respectively, compared to the prior year

Continued strong performance in P&ARP and AS&I

A&T results below expectations due to operational challenges and capacity constraints; customer program delays may impact 2015 sales of higher value-add products

Continued improvement in net trade working capital and days sales outstanding, 4 day reduction from Q3 2013

Automotive Structures exhibiting robust growth

Body-in-White expansion projects progressing on track; very strong demand outlook

Wise acquisition received regulatory clearance and is expected to close in January 2015

Constellium Third Quarter 2014 – Earnings Call 15

Q & A

Constellium Third Quarter 2014 – Earnings Call 16

IFRS Statements

Constellium Third Quarter 2014 – Earnings Call 17

IFRS – Income Statement

€ millions Three months ended Sept 30, 2014 Three months ended Sept 30, 2013

Revenue 927 862

Income from operations 34 69

Other expenses - -

Finance costs – net (10) (10)

Share of profit of joint-ventures - 3

Income before income taxes 24 62

Net Income from discontinued operations - 4

Income tax expense (12) (21)

Net Income / (loss) 12 45

Constellium Third Quarter 2014 – Earnings Call 18

IFRS – Statement of Financial Position

€ millions September 30, 2014 December 31, 2013

Non-current assets 846 674

Current assets 1,425 1,069

Assets held for sale 14 21

Total Assets 2,285 1,764

Equity 43 36

Non-current liabilities 1,312 970

Current liabilities 921 749

Liabilities held for sale 9 9

Total Equity and Liabilities 2,285 1,764

Constellium Third Quarter 2014 – Earnings Call 19

Non-GAAP Measures Reconciliations

Constellium Third Quarter 2014 – Earnings Call 20

Net Debt Reconciliation

€ millions September 30, 2014 December 31, 2013

Borrowings 663 348

Fair value of cross currency interest rate swap (20) 26

Cash and cash equivalents (426) (233)

Cash pledged for issuance of guarantees (9) (9)

Net Debt 208 132

Constellium Third Quarter 2014 – Earnings Call 21

Adjusted Free Cash Flow Reconciliation

€ millions Three months ended Sept 30, 2014 Three months ended Sept 30, 2013

Cash flow from operating activities 76 80

Margin calls included in cash flow from operating activities - (2)

Cash flow from operating activities excluding margin calls 76 78

Capital expenditure (57) (37)

Adjusted Free Cash Flow 19 41

Constellium Third Quarter 2014 – Earnings Call 22

Adjusted Free Cash Flow Reconciliation

€ millions Nine months ended September 30, 2014 Nine months ended September 30, 2013

Cash flow from operating activities 122 79

Margin calls included in cash flow from operating activities (11) (4)

Cash flow from operating activities excluding margin calls 111 75

Capital expenditure (127) (92)

Adjusted Free Cash Flow (16) (17)

Constellium Third Quarter 2014 – Earnings Call 23

Adjusted EBITDA Reconciliation

€ millions Q3 2014 Q3 2013

Net income 12 45

Income tax expense 12 21

Net Income from discontinued operations - (4)

Income before income tax 24 62

Finance costs - net 10 10

Share of results of joint-ventures - (3)

Income from operations 34 69

Depreciation and impairment 12 10

Unrealized (gains) / losses from remeasurement of monetary assets and liabilities (1) 1

Unrealized losses / (gains) on derivatives 35 (34)

Restructuring costs 2 4

Start-up and development costs 3 2

Metal lag (16) 9

Other 3 3

Adjusted EBITDA 72 64

Constellium Third Quarter 2014 – Earnings Call 24